

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 16, 2010

Mr. Manuel D. Medina
Chairman, President and Chief Executive Officer
Terremark Worldwide, Inc.
2 South Biscayne Blvd., Suite 2900
Miami, FL 33131

      RE: **Terremark Worldwide, Inc.**
            Form 10-K for the Fiscal Year Ended March 31, 2009
            Filed June 9, 2009, as amended July 29, 2009
            Forms 10-Q for the Quarterly Periods Ended June 30, 2009 and
            September 30, 2009
            Filed August 11, 2009 and November 9, 2009
            File No. 001-12475

Dear Mr. Medina:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director